

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2011

Via E-mail
Rick Pietrykowski
Chief Executive Officer
Surface Coatings, Inc.
2007 Industrial Blvd., Suite A
Rockwall, Texas 75087

>   **Re: Surface Coatings, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2010**
>   **Filed March 7, 2011**
>   **File No. 333-145831**

Dear Mr. Pietrykowski:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page 11

1. Refer to the third paragraph. We note your statement that "[w]e were not engaged to examine management's assertion about the effectiveness of Kingdom Koncrete, Inc.'s internal control over financial reporting as of December 31, 2010 and 2009 and, accordingly, we do not express an opinion thereon." In that regard, please explain to us your relationship to "Kingdom Koncrete, Inc." and the relevance of this statement or have your auditors revise the reference to "Surface Coatings, Inc." accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551- 3339 or me at (202) 551- 3377 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief